# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FS Credit Opportunities Corp., CIK 0001568194
CUSIP: 30290Y101
Title of class of securities: Common Shares of Beneficial Interest, $0.001
Address of issuer's principal executive offices: 201 ROUSE BOULEVARD, 201 ROUSE BOULEVARD, PHILADELPHIA, Pennsylvania (PA), 19112
Date of event which requires filing of this statement: 02/06/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000312272-23-000007
Filed by CIK 0000312272

## Reporting persons
- COMMONWEALTH EQUITY SERVICES, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 9,869,575; shared dispositive power 9,869,575; aggregate amount beneficially owned 9,869,575 (4.9% of the class)

## Item 1. Issuer
Name of issuer: FS Credit Opportunities Corp.
Address of issuer's principal executive offices: 201 ROUSE BOULEVARD, 201 ROUSE BOULEVARD, PHILADELPHIA, PENNSYLVANIA, 19112.

## Item 2. Person Filing
Name of person filing: Alexander Hansen
Address of principal business office or, if none, residence: 29 Sawyer Road, Waltham, MA 02453
Citizenship: US citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 9,869,575
Percent of class: 7.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,869,575
Shared power to dispose or to direct the disposition: 9,869,575

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Adviser is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- COMMONWEALTH EQUITY SERVICES, LLC: Alexander Hansen, SVP, RIA Solutions (05/07/2025)